SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A

CNPJ No. 01.832.635/0001-18

NIRE 35.300.150.007

MINUTES OF MEETING OF THE BOARD OF DIRECTORS

HELD ON AUGUST 8, 2011

Date, time and place: August 8, 2011, at 10:00 a.m. at the corporate headquarters, at Av. Jurandir 856, 1o andar, City of São Paulo, State of São Paulo.  Quorum:  Presence of all members of the Board of Directors.  Board:  President, Maria Cláudia Oliveira Amaro, and Secretary, Flávia Turci; Agenda and Resolutions: With the abstention of Messrs. Maurício Rolim Amaro, Maria Cláudia Oliveira Amaro, Noemy Almeida Oliveira Amaro and Marco Antonio Bologna, the members of the Board of Directors decide to approve the sale by TAM Linhas Aéreas S.A. of air tickets issued thereby to Multiplus S.A., with the advanced payment of four hundred million reais [T.N.: Brazilian currency Real, pl. Reais] (R$ 400,000,000.00), according to the conditions submitted by proposal of the Administration.  Closing:  There being no more to discuss, the work was closed and the present minutes issued as a summary, which, after read, was executed by all.  São Paulo, August 8, 2011.  (signed) Maria Cláudia Oliveira Amaro – President, Flávia Turci – Secretary.  Counselors: Maria Cláudia Oliveira Amaro, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Antônio Luiz Pizarro Manso, Marco Antonio Bologna, Waldemar Verdi Júnior, André Esteves and Emilio Romano. True copy of the minutes issued in the dedicated book.

Flávia Turci

Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.